Exhibit 6.19

PARTICIPATION OPTION AGREEMENT
By and Between
ENERGY HUNTER RESOURCES, INC.
AND DP PERMIAN LLC
Dated
OCTOBER 16, 2017

This exclusive Participation Option Agreement (this “Option Agreement”), when executed by the parties hereto, shall represent an exclusive Participation Option Agreement by and between ENERGY HUNTER RESOURCES, INC. (“ENERGY HUNTER”, “EHR” and/or “OPTIONOR”), whose address is 5005 Riverway Drive Suite 160, Houston, Texas  77056 and DP PERMIAN LLC (“DP Permian” and/or “OPTIONEE”) whose address is 1233 West Loop South, Suite 1800, Houston, Texas 77027.  Collectively, Energy Hunter and DP Permian may be referred to as the “Parties”.

This Option Agreement shall grant to DP Permian the option, but not the obligation, to participate for a minimum of a ten percent (10%) and a maximum of a twenty-five percent (25%) (as elected by DP Permian in its sole discretion)  working interests and certain other interests (as hereinafter defined) in (a) New Project(s), Lease(s) and Asset(s) (as defined below) that Energy Hunter or any of its affiliates, designees or nominees, is in the process of, or in the future may be, acquiring in Cochran, Gaines, Hockley, Terry, Andrews and Yoakum Counties Texas and Lea County, New Mexico, which is more fully described and outlined on Exhibit “A” - Area of Mutual Interest (the “AMI”), attached hereto and made part hereof for all intents and purposes, and (b) any future New Project(s), Lease(s) and Asset(s) that Energy Hunter has or acquires within the AMI. It is specifically understood that excluded from this Option Agreement are the specific properties, committed to the EHR stock offering “IPO”, located in the Eagle Ford Play in Karnes County, Texas known as the Gap Band Prospect, and in the San Andres Play in Cochran County, Texas being the approximate 9,413 acres being purchased from Lubbock Energy Partners.

“New Project(s), Lease(s) and Asset(s)” means the following, to the extent located within the AMI: oil, gas and/or mineral leases, fee interests, royalty interests, net profits interests, or leasehold interests; related oil and gas wells, injection wells and other wells; related personal property; related surface interests; and related authorizations issued by any governmental authority.

Now Therefore, in consideration of the previous working relationship established by the Parties hereto, the mutual agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Energy Hunter grants, and agrees to cause its affiliates, designees or nominees to grant, DP Permian the exclusive option to participate in the above mentioned New Project(s), Lease(s) and Asset(s) to possibly be acquired in the AMI, under the following terms and conditions:

TERM:

The term of this Option Agreement shall begin on the date first set forth above and end on the two-year (2) anniversary of the date of Energy Hunter’s initial public offering “IPO”.

CONSIDERATION:

Ten Dollars and other good and valuable consideration ($10.00 & OVC) as previously recited herein.  Furthermore, the consideration shall be comprised of DP Permian’s or one of its affiliates’, designees’ or nominees’ participation in EHR’S equity stock offering “IPO” dated October [   ], 2017 and described in that certain Offering Agreement dated October [    ], 2017.  DP Permian’s affiliate’s, designees’ or nominees’ participation will be at a level equal to the lesser of (a) 4.9% ownership of the Company at the pricing of the Energy Hunter’s initial public offering and (b) $3,500,000.00.  In the event that this consideration is not paid, then this Participation Option Agreement shall be null and void and not in force or effect in any manner.

MANNER OF EXERCISE:

EHR shall notify DP Permian of its intent to close a purchase of New Project(s), Lease(s) and Asset(s) from any seller (each, a “Seller”) by giving DP Permian thirty (30) calendar days’ notice prior to closing the applicable acquisition.  In the event that thirty (30) calendar days’ notice is not available prior to closing, then EHR agrees to give DP Permian notice at EHRs earliest opportunity.  EHR shall also notify and provide to DP Permian (a) all of EHR’s technical, geological, geophysical, engineering, land and financial information relating to such acquisition that EHR possesses (b) the definitive sale documents for the acquisition such as the Purchase & Sale Agreement (“PSA”) and any related commercial, operating or side agreements, upon execution of the PSA and other definitive sale documents, and (c) an itemized description of all consideration (monetary and otherwise) paid and/or to be paid for the New Project(s), Lease(s) and Asset(s).  DP Permian shall have fifteen (15) business days after the notice of acquisition and receipt of full and final copies of all of the aforementioned available diligence materials that it has reasonably requested in which to elect, in writing, to either (i) exercise its option to participate for up to a twenty-five percent (25%) working interest (but not less than ten percent (10%) working interest) in the New Project(s), Lease(s) and Asset(s) or (ii) to decline participation in the New Project(s), Lease(s) and Asset(s).  If DP Permian elects to exercise its option to participate, DP Permian agrees to fully fund its share and close concurrently with Energy Hunter’s closing.  DP Permian shall acquire its interests from Energy Hunter under a separate purchase and sale agreement on the same terms as the PSA under which EHR acquired its interest from the Seller(s), with all necessary changes.  In the event that DP Permian has not tendered payment on or before the closing of the acquisition between EHR and Seller(s), EHR shall have the unilateral right to deem such failure to timely pay as an election by DP Permian not to participate in the acquisition.  Upon the closing of the transaction, and in the event that DP Permian has participated in such acquisition as provided for herein, then the Parties shall enter into an AAPL standard “Operating Agreement” commonly used for Oil and Gas Operations in unconventional shale plays in the U.S., as modified to be appropriate for the applicable transaction, however elections to participate shall be subject to controlling agreements already in place or to provisions within the Operating Agreement attached hereto. If the acquirer of the New Project(s), Lease(s) and Asset(s) is an affiliate, designee or nominee of EHR and not EHR itself, EHR shall cause that affiliate, designee or nominee to comply with this Option Agreement as though that affiliate, designee or nominee were the party in the place of EHR. In the event that EHR closes an acquisition within the fifteen (15) business day review period by DP Permian (as set out above), then in that event DP Permian shall have an additional twenty (20) business days from said closing date in which to elect to participate and fund its share of such acquisition.  EHR agrees to timely provide to DP Permian copies of all closing documents and financial summaries along with any and all due diligence materials and other information as provided hereinabove.

OPERATING AGREEMENT:

The Parties hereto agree to enter into Operating Agreements, naming Energy Hunter Resources, Inc. as Operator, covering certain acquisitions made pursuant to this Option Agreement.  The Parties agree that the form will be a negotiated 1989 Horizontal Operating Agreement Form as promulgated by the AAPL.

ASSIGNMENT:

DP Permian’s ownership shall involve ownership rights to related assets, including without limitation, midstream and infrastructure assets conveyed under the PSA and other definitive agreements.  Assignment of the interests and related assets shall be prepared and executed by the Parties upon DP Permian’s election to participate and fully fund specific prospects and timely payment of the initial costs owed by DP Permian.  Assignments shall be filed of record in appropriate Counties in Texas and/or New Mexico.

NET REVENUE INTEREST (NRI):

DP Permian’s initial delivered working interest in any New Project(s), Lease(s) and Asset(s) shall be the same proportionate net revenue interest as that of EHR. This does not preclude either Party from assigning additional burdens as to their own NRI in the future.

PROPORTIONATE REDUCTION:

In the event that EHR is purchasing less than One Hundred Percent (100%) of the working interest or other rights or interests for particular New Project(s), Lease(s) and Asset(s) located in the San Andreas Play, then DP Permian’s interest in such New Project(s), Lease(s) and Asset(s) shall be proportionately reduced.  By way of example, if EHR purchased an 80% working interest in a New Project(s), Lease(s) and Asset(s), then DP Permian could elect to participate for up to 25% of 80% = 20% working interest.

PREFERENTIAL RIGHT TO PURCHASE:

In the event that DP Permian desires to sell any or all of the assets it acquires from EHR as described herein, then EHR shall have the exclusive, superior and preferred right to purchase such interest for a value equal to the proposed purchase price from a bona fide 3rd party offer.  This preferential right to purchase shall be exercised and closed by EHR within sixty (60) days of notice by DP Permian to EHR of its desire to sell its working interest at such 3rd parties offered and agreed upon price.  Consideration for closing may be cash or, if otherwise approved by DP Permian, restricted common stock of EHR.

REPS AND WARRANTIES OF THE PARTIES:

Optionor is a Delaware Corporation, duly organized, validly existing and in good standing under the laws of Delaware; and it has the requisite corporate power and authority to enter into this Option Agreement.  Any statements, presentations, and all the projections made by Energy Hunter are subject to risks and uncertainties and are based on the beliefs and assumptions of management.

The execution and delivery hereof and the performance by Optionor of its obligations hereunder will not violate or constitute an event of default under the terms and provisions of any agreement, document or instrument to which Optionor is a party or by which Optionor is bound.

Optionee is a Delaware Limited Liability Company, duly organized, validly existing and in good standing under the laws of Delaware; and it has the requisite limited liability company power and authority to enter into this Option Agreement.  The execution and delivery hereof and the performance by Optionee of its obligations hereunder will not violate or constitute an event of default under the terms and provisions of any agreement, document or instrument to which Optionee is a party or by which Optionee is bound.

ENTIRE AGREEMENT:

This Option Agreement contains the entire understanding of the Parties hereto with respect to the subject matter hereof, and no prior or contemporaneous written or oral agreement or understanding pertaining to any such matter shall be effective for any purpose.  No provision of this Agreement may be amended or added to except by an agreement in writing signed by the Parties hereto.

TIME IS OF THE ESSENCE:

Time is of the essence with respect to execution hereof, time periods for exercise of option rights and preferential rights under this Option Agreement.

BINDING EFFECT:

The provisions of this Option Agreement shall inure to the benefit of and be binding upon Energy Hunter and DP Permian and their respective heirs, successors and assigns.

NO WAIVER:

No waiver of any of the provisions of this Option Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party making the waiver.

FURTHER ACTS:

Each Party shall, at the request of the other, execute, acknowledge and deliver whatever additional documents and do such other acts, as may be reasonably necessary or required to accomplish the intent of this Option Agreement.

CONFIDENTIALITY:

This Participation Option Agreement shall remain confidential between the parties hereto and will only be divulged as necessary with respect to public filings, stock offerings, SEC Rules and Regulations and orders of the court and regulatory requirements.

COUNTERPARTS:

This Option Agreement may be executed in counterparts, each of which so executed shall be deemed to be an original and such counterparts shall together constitute but one and the same agreement.

NOTICES:

All communications, notice and demands of any kind or nature which either Party may be required or may desire to give to or serve upon the other, shall be made in writing and delivered by a personal service to any officer of the other Party or sent by registered mail, postage paid, return receipt request, to the following addresses:

ENERGY HUNTER RESOURCES, INC.
5005 Riverway Drive, Suite 160
Houston, Texas 77056
Attn: Gary C. Evans, CEO
Phone: 844-887-3250	Email: gevans@energyhunter.energy

DP PERMIAN LLC
1233 West Loop South, Ste. 1800
Houston, Texas 77027
Attn: Chris Ryals, Member
Phone: 713-888-7137	Email: cryals@drivepetroleum.com

Headings:

Any headings in this Option Agreement are solely for the convenience of the parties and are not part of this Option Agreement.

Governing Law:

All matters arising under or related to this Option Agreement and the transaction herein contemplated shall be construed in accordance with the Laws of the State of Texas, without reference to its conflicts of laws provisions.

[Signature Page Follows]

IN WITNESS WHEREOF, Energy Hunter Resources, Inc. and DP Permian have executed this Option Agreement on the 16th day of October, and it shall be effective for all intents and purposes as of October 16th, 2017.

/s/ Gary C. Evans

ENERGY HUNTER RESOURCES, INC.

By:	GARY C. EVANS

Title:	CHIEF EXECUTIVE OFFICER

/s/ Christopher O. Ryals

DP PERMIAN LLC

By:	CHRISTOPHER O. RYALS

Title:	MEMBER

EXHIBIT “A” ATTACHED HERETO IS THE AREA OF MUTUAL INTEREST.

EXHIBIT “A”
ENERGY HUNTER RESOURCES, INC. AND DP PERMIAN LLC
AREA OF MUTUAL INTEREST – AMI

NEW MEXICO
TEXAS
Cochran
Hockley
AMI Boundary
Yoakum
Terry
Lea
Gaines
Andrews
NEW MEXICO
TEXAS
0
80,000
FEET